Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

SPIRE GLOBAL, INC. SELECTS VIRGIN ORBIT FOR LATE-LOAD ADDITION TO NEXT FLIGHT IN RECORD TIME

Virgin Orbit announced today it received FAA authorization for the late-load addition of Spire Global’s ADLER-1 satellite in less than 36-hours, joining a growing movement to address the issue of space debris in record time.

LONG BEACH, Calif. & BOCA RATON, Fla. – 09 DECEMBER, 2021 — Leading launch company Virgin Orbit, which has announced a planned business combination with special purpose acquisition company NextGen Acquisition Corp. II ("NextGen") (NASDAQ: NGCA), has announced alongside space-based data and analytics provider Spire Global, Inc. (“Spire”) (NYSE: SPIR) that they have received waiver approval from the Federal Aviation Authority to include Spire on Virgin Orbit’s upcoming launch. The satellite, which was integrated at Virgin Orbit’s Long Beach facility within 36 hours, will fly as the third customer in the previously announced Above the Clouds mission, scheduled for mid-December 2021 to mid-January 2022.

Going from idea to orbit in less than one year, ADLER-1 is developed by Spire in partnership with the Austrian Space Forum (OeWF) and Findus Venture GmbH and has demonstrated the speed at which satellites can be developed. ADLER-1 is also part of a growing movement to address the issue of dangerous space debris and to improve sustainability in Low Earth Orbit. The 30x10x10 cm satellite will study the micro space debris environment in Low Earth Orbit to complement the space debris models by obtaining in-situ data.

“It’s flat-out amazing!” said Dan Hart, Virgin Orbit CEO. “Going from initial conversation to final selection in 20 days and from selection to integrated payload in just 36 hours, Spire’s recent addition to Above the Clouds is a great example of the flexibility of LauncherOne’s capabilities, the agility of both our teams, and the flexibility and support of the FAA in enabling rapid and responsive deployment of satellites to Low Earth Orbit.”

“Partnering with Virgin Orbit for this launch allows us to continue the accelerated pace of this important project with Findus Ventures GmbH and OeWF to study the space debris environment in Low Earth Orbit so they can verify and complement space debris models even more quickly,” said Peter Platzer, CEO of Spire.

"As a global space company, we’re on a mission to open space for good," added Dan Hart, CEO of Virgin Orbit. "Our business combination with NextGen builds on the hard work of our team has put in these last few years, providing an avenue to connect with new people who want to become informed about and engaged with space and with all the ways that satellites, space technology and space access can drive progress, prosperity, and security. We’re delighted to take the step forward, and grateful to all those who have worked with us to get us to this major milestone." Subject to stockholder approval and other customary closing conditions identified in the business combination agreement, the Business Combination is expected to close as soon as practicable following the special meeting.

ABOUT SPIRE GLOBAL, INC.

Spire (NYSE: SPIR) is a leading global provider of space-based data, analytics, and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Glasgow, Luxembourg, and Singapore. To learn more, visit spire.com.

ABOUT VIRGIN ORBIT

Virgin Orbit operates one of the most flexible and responsive space launch systems ever built. Founded by Sir Richard Branson in 2017, the company began commercial service in 2021, and has already delivered commercial, civil, national security, and international satellites into orbit. Virgin Orbit’s LauncherOne rockets are designed and manufactured in Long Beach, California, and are air-launched from a modified 747- 400 carrier aircraft that allows Virgin Orbit to operate from locations all over the world in order to best serve each customer’s needs. On August 22, 2021, Virgin Orbit entered into a definitive agreement to combine with NextGen Acquisition Corp. II (NASDAQ: NGCA), a special purpose acquisition company, which would result in Virgin Orbit becoming a publicly listed company on the Nasdaq Stock Market under the symbol VORB. To learn more, visit virginorbit.com

ABOUT NEXTGEN ACQUISITION CORP. II

NextGen Acquisition Corp. II is a blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NextGen is led by George Mattson, a former Partner at Goldman, Sachs & Co., and Gregory Summe, former Chairman and CEO of Perkin Elmer and Vice Chairman of the Carlyle Group. NextGen is listed on NASDAQ under the ticker symbol "NGCA." For more information, please visit www.nextgenacq.com.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This press release relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”) that, if consummated, would result in Virgin Orbit becoming a publicly listed company. This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen has filed a registration statement on Form S-4 with the SEC on September 16, 2021, as amended on October 29, 2021, November 23, 2021 and December 3, 2021, which was declared effective by the SEC on December 7, 2021,, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be mailed to all NextGen shareholders of record as of November 19, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction on December 28, 2021. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Vieco USA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Vieco USA and NextGen and the expected timing of Virgin Orbit’s Above the Clouds mission. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xvii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the registration statement on Form S-4 discussed above, the definitive proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.

Contacts

INQUIRIES:

Media, Virgin Orbit:

Alison Patch, Senior Director of Communications

press@virginorbit.com

949-616-2504

Media, Spire Global, Inc.:

Janine Kromhout, Director of Communications

janine.kromhout@spire.com

650-269-1417